Amendment No. 1 to the Pricing Supplement dated June 27, 2013

(To the Prospectus dated August 31, 2010, the Prospectus

Supplement dated May 27, 2011, and the Product Supplement

FX MITTS-2 dated March 6, 2013)

Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119
This Amendment No. 1 is being filed solely to correct a typographical error in the Settlement Date for the notes.

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factor” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement FX MITTS-2.

Our initial estimated value of the notes, based on our internal pricing models, is $9.55 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$2,801,980.00
Underwriting discount	$0.175	$49,034.65
Proceeds, before expenses, to Barclays	$9.825	$2,752,945.35

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

June 27, 2013

280,198 Units $10 principal amount per unit CUSIP No. 06742D853 Barclays market downside protection Pricing Date June 27, 2013 Settlement Date June 26, 2015 Maturity Date June 26, 2015 Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies Maturity of approximately two years Linked to the Basket of Emerging Market Currencies (the “Exchange Rate Measure”), which measures the value of an investment in the Brazilian real and Mexican peso relative to the euro If the Underlying Currencies strengthen relative to the euro, the Exchange Rate Measure increases, and if the Underlying Currencies weaken relative to the euro, the Exchange Rate Measure decreases 144% participation in increases in the Exchange Rate Measure 1-to-1 downside exposure to decreases in the Exchange Rate Measure, with up to 10% of your principal at risk No periodic interest payments Limited secondary market liquidity, with no exchange listing The notes are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC. The notes are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

Summary

The Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays. The notes are linked to a Basket of Emerging Market Currencies (the “Exchange Rate Measure”), which measures the value of an equally weighted investment in the Brazilian real and the Mexican peso (each, an “Underlying Currency” and together, the “Underlying Currencies”) relative to the euro. If the Underlying Currencies strengthen relative to the euro, the Exchange Rate Measure increases, and if the Underlying Currencies weaken relative to the euro, the Exchange Rate Measure decreases. The notes provide you with 144% participation in increases in the Exchange Rate Measure. If the Exchange Rate Measure decreases, you may lose up to 10% of the principal amount of your notes.

On the cover page of this term sheet, we have provided the estimated value for the notes. This estimated value was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements. This estimated value is less than the public offering price.

The economic terms of the notes (including the Participation Rate) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, reduced the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes

Issuer:	Barclays Bank PLC (“Barclays”)
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Exchange Rate Measure:

A Basket of Emerging Market Currencies, which measures the value of an equally weighted investment in the Brazilian real and the Mexican peso relative to the euro, based upon the Exchange Rate of each Underlying Currency.

Exchange Rate:	For each Underlying Currency, the number of units of that Underlying Currency for which one euro can be exchanged.
Initial Exchange Rates:	2.8406 for the Brazilian real and 16.9548 for the Mexican Peso.
Final Exchange Rates:	The Final Exchange Rate for each Underlying Currency will be its Exchange Rate on the calculation day, as described on page TS-7.
Starting Value:	100.00.
Ending Value:

The value of the Exchange Rate Measure on the calculation day, calculated based upon the Final Exchange Rate of each Underlying Currency, as described on page TS-7. The calculation day is subject to postponement in the event of a Non-Publication Event, as described on page TS-7.

Minimum Redemption Amount:	$9.00 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Participation Rate:	144%.
Calculation Day:	June 19, 2015.
Calculation Agents:	Barclays and Merrill Lynch Capital Services, Inc.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-15.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Currency Market Index Target-Term Securities®	TS-2

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) by calling 1-866-500-5408:

▪	Product supplement FX MITTS-2 dated March 6, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513093368/d495913d424b2.htm

▪	Series A MTN prospectus supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

▪	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement FX MITTS-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Currency Market Index Target-Term Securities®	TS-3

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the Exchange Rate Measure will increase from the Starting Value to the Ending Value. In other words, you anticipate that the Underlying Currencies will strengthen relative to the euro from the pricing date to the calculation day.

▪	You are willing to risk a partial loss of principal and return if the Exchange Rate Measure decreases from the Starting Value to the Ending Value.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2 and TS-15.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪

You believe that the Exchange Rate Measure will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return. In other words, you anticipate that the Underlying Currencies will weaken relative to the euro or that they will not sufficiently strengthen relative to the euro from the pricing date to the calculation day.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek a guaranteed return beyond the Minimum Redemption Amount.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Currency Market Index Target-Term Securities®	TS-4

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

Hypothetical Payout Profile

This graph reflects the returns on the notes, based on the Participation Rate of 144% and the Minimum Redemption Amount of $9.00 per unit. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and term of your investment.

The following table is based on the Starting Value of 100, the Participation Rate of 144%, the Minimum Redemption Amount of $9.00 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit (3)		Total Rate of Return on the Notes
70.00		-30.00%	$9.00		-10.00%
80.00		-20.00%	$9.00		-10.00%
90.00		-10.00%	$9.00	(2)	-10.00%
95.00		-5.00%	$9.50		-5.00%
100.00	(1)	0.00%	$10.00		0.00%
105.00		5.00%	$10.72		7.20%
110.00		10.00%	$11.44		14.40%
120.00		20.00%	$12.88		28.80%
130.00		30.00%	$14.32		43.20%
140.00		40.00%	$15.76		57.60%
150.00		50.00%	$17.20		72.00%

(1)	This is the Starting Value.

(2)	The Redemption Amount per unit will not be less than the Minimum Redemption Amount.

(3)	The Redemption Amount per unit is based on the Participation Rate of 144%.

Currency Market Index Target-Term Securities®	TS-5

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80, or 80% of the Starting Value:

  Starting Value: 100

  Ending Value:   80

$10 –	[	$10 ×	(100 – 80)	]	= $8.00, however, because the Redemption Amount for the notes cannot be less than the Minimum Redemption Amount, the Redemption Amount will be $9.00 per unit.
100

Example 2

The Ending Value is 95, or 95% of the Starting Value:

  Starting Value:   100

  Ending Value:     95

Redemption Amount (per unit) = the greater of (a) $10 –	[	$10 ×	(100 – 95)	]	= $9.50 and (b) $9.00 = $9.50 per unit
100

Example 3

The Ending Value is 130, or 130% of the Starting Value:

  Starting Value:   100

  Ending Value:    130

$10 +	[	$10 × 144% ×	(130 – 100)	]	= $14.32 Redemption Amount per unit.
100

Currency Market Index Target-Term Securities®	TS-6

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement FX MITTS-2 and page S-6 of the Series A MTN prospectus supplement identified above under “Summary.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪

Depending on the performance of the Exchange Rate Measure as measured shortly before the maturity date, you may not earn a return on your investment and you may lose up to 10% of your principal amount.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪

The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪

The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪

The estimated value of your notes is lower than the public offering price of your notes. This difference is a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-15. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

▪

The estimated value of the notes will not be a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪

A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪

Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in the euro, the Brazilian real, and the Mexican peso), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪

There may be potential conflicts of interest involving the calculation agents, including the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes. We have the right to appoint and remove the calculation agents. The return on the notes depends on the Exchange Rate Measure, which is affected by many complex factors outside of our control.

▪	The Exchange Rates could be affected by the actions of the governments of Brazil, Mexico, the European Union, and the United States.

▪

Even though currencies trade around-the-clock, the notes will not trade around-the-clock, and the prevailing market prices for the notes may not reflect the current Exchange Rate of either Underlying Currency.

▪	Suspensions or disruptions of market trading in one or more of the Underlying Currencies, the euro and the U.S. dollar may adversely affect the value of the notes.

▪	The notes are payable only in U.S. dollars and you will have no right to receive any payments in any Underlying Currency.

▪

You should consider the U.S. federal income tax consequences of investing in the notes. See “Material U.S. Federal Income Tax Consequences” below and “Material U.S. Federal Income Tax Considerations” beginning on page S-28 of product supplement FX MITTS-2.

Currency Market Index Target-Term Securities®	TS-7

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

Additional Risk Factor

Changes in the exchange rates of the Underlying Currencies relative to the U.S. dollar or in the exchange rate of the euro relative to the U.S. dollar may affect the Redemption Amount, particularly during days on which one or both of those exchange rates are not published.

The calculation agent will determine the Final Exchange Rate as described below, based on the exchange rates of the Underlying Currencies relative to the U.S. dollar and the exchange rate of the euro relative to the U.S. dollar. During a Non-Publication Event (as defined on page TS-7), the calculation agent may calculate the exchange rate of the euro relative to the U.S. dollar and the exchange rates for the Underlying Currencies relative to the U.S. dollar on different days. As a result, changes in the value of the Underlying Currencies relative to the U.S. dollar or changes in the value of the euro relative to the U.S. dollar during those days could reduce the Redemption Amount.

Currency Market Index Target-Term Securities®	TS-8

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

The Basket of Emerging Market Currencies

The notes are designed to allow investors to participate in the movement of the Exchange Rate Measure. If the Exchange Rate Measure increases from its Starting Value to its Ending Value (that is, the Underlying Currencies strengthen relative to the euro), the notes provide upside participation at maturity.

The Exchange Rate Measure is designed to track the value of an equally weighted investment in the Brazilian real and the Mexican peso relative to the euro, based upon the Exchange Rates of each Underlying Currency. The Exchange Rate for each Underlying Currency will be the number of units of the Underlying Currency for which one euro can be exchanged, calculated as described below. Accordingly, an increase in the Exchange Rate of an Underlying Currency means that Underlying Currency has weakened relative to the euro (and the Exchange Rate Measure will decrease assuming the Exchange Rate of the other Underlying Currency remains the same); a decrease in the Exchange Rate of an Underlying Currency means that Underlying Currency has strengthened relative to the euro (and the Exchange Rate Measure will increase assuming the Exchange Rate of the other Underlying Currency remains the same.

The Starting Value of the Exchange Rate Measure was set to 100 on the pricing date.

The Ending Value will equal: 100 + 100 × (the sum of the Weighted Return for each Underlying Currency on the calculation day), rounded to two decimal places.

The “Weighted Return” for each Underlying Currency will be determined by the calculation agent as follows:

The “Exchange Rate Weighting” for each Underlying Currency will be 50%.

The Initial Exchange Rate was determined on the pricing date, and the Final Exchange Rate will be its Exchange Rate on the calculation day, determined as follows:

•	Brazilian real — the product of:

a)	the Brazilian reais/U.S. dollar exchange rate (that is, the number of Brazilian reais for which one U.S. dollar can be exchanged), as reported by Reuters Group PLC (“Reuters”) under ASK on page BRFR, or any substitute page thereto, under USD, at approximately 6:00 p.m. in São Paulo); and

b)	the U.S. dollar/euro exchange rate (that is, the number of U.S. dollars for which one euro can be exchanged), as reported by Reuters on page WMRSPOT, or any substitute page thereto, at approximately 4:00 p.m. in London.

•	Mexican peso — the product of:

c)	the Mexican pesos/U.S. dollar exchange rate (that is, the number of Mexican pesos for which one U.S. dollar can be exchanged) as reported by Reuters WMRSPOT, 4:00 p.m. London Time; and

d)	the U.S. dollar/euro exchange rate, determined as set forth in “b” above.

For an Underlying Currency, if the calculation agent determines that the scheduled calculation day is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or if any of the exchange rates applicable to an Underlying Currency is not quoted on the applicable page indicated above on the scheduled calculation day (each, a “Non-Publication Event”), then the calculation agent will determine the Final Exchange Rate for that Underlying Currency, as follows:

•

with respect to each exchange rate that is not affected by a Non-Publication Event, the Final Exchange Rate will be based on that unaffected exchange rate as quoted on the scheduled calculation day; and

•

with respect to each exchange rate that is affected by a Non-Publication Event, the calculation agent will determine that exchange rate on the next applicable business day on which that exchange rate is so quoted.

For example, if the U.S. dollar/euro exchange rate is quoted on the applicable page on the scheduled calculation day, but the Mexican peso /U.S. dollar exchange rate is not quoted on the applicable page on the scheduled calculation day, then the calculation agent will determine the Final Exchange Rate for the Mexican peso based on the product of (i) the U.S. dollar/euro exchange rate as so quoted on the scheduled calculation day and (ii) the Mexican peso/U.S. dollar exchange rate on the next applicable business day on which that exchange rate is so quoted.

However, in no event will the determination of the Final Exchange Rate for either Underlying Currency be postponed to a date (the “final determination date”) that is later than the close of business in New York, New York on the second scheduled business day prior to the maturity date.

Currency Market Index Target-Term Securities®	TS-9

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

If, following a Non-Publication Event and postponement as described above, any of the applicable exchange rates set forth above remains not quoted on the final determination date, the Final Exchange Rate for that currency, will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Final Exchange Rate on the final determination date in a manner which the calculation agent considers commercially reasonable under the circumstances. In making its determination, the calculation agent may take into account spot quotations for the relevant exchange rate that is subject to the Non-Publication Event and any other information that it deems relevant.

The Final Exchange Rate for any Underlying Currency that is not affected by a Non-Publication Event will be determined on the scheduled calculation day.

Currency Market Index Target-Term Securities®	TS-10

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

Hypothetical Calculations of the Weighted Returns and the Ending Value

Set forth below are two examples of hypothetical Weighted Return and hypothetical Ending Value calculations (rounded to two decimal places), based on the Initial Exchange Rates of 2.8406 for the Brazilian real and 16.9548 for the Mexican peso, and assuming hypothetical Final Exchange Rates for each Underlying Currency as follows.

Example 1:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return
Brazilian real	50.00%	2.8406	2.4145	8.82%
Mexican peso	50.00%	16.9548	16.6157	1.02%

The hypothetical Weighted Return for each Underlying Currency is determined as follows:

¡	Brazilian real:	50.00% ×	(2.8406 – 2.4145)	= 8.82%
2.4145

¡	Mexican peso:	50.00% ×	(16.9548 – 16.6157)	= 1.02%
16.6157

In this case, each Underlying Currency has strengthened relative to the euro.

The hypothetical Ending Value would be 109.84, determined as follows:

100 + 100 x (sum of the Weighted Return for each Underlying Currency), rounded to two decimal places

100 + 100 x (1.02 + 8.82)%

100 + 100 x (9.84%) = 109.84

Example 2:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return
Brazilian real	50.00%	2.8406	3.1247	-4.55%
Mexican peso	50.00%	16.9548	17.8025	-2.38%

The hypothetical Weighted Return for each Underlying Currency is determined as follows:

¡	Brazilian real:	50.00% ×	(2.8406 – 3.1247)	= –4.55%
3.1247

¡	Mexican peso:	50.00% ×	(16.9548 – 17.8025)	= –2.38%
17.8025

In this case, each Underlying Currency has weakened relative to the euro.

The hypothetical Ending Value would be 93.07, determined as follows:

100 + 100 x (sum of the Weighted Return for each Underlying Currency), rounded to two decimal places

100 + 100 x (-4.55 – 2.38)%

100 + 100 x (-6.93%) = 93.07

Currency Market Index Target-Term Securities®	TS-11

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

Historical Data on the Exchange Rates

The following tables show the high and low daily Exchange Rates from the first quarter of 2008 through the pricing date. We obtained this historical data from Bloomberg, L.P. As described above, each Exchange Rate is expressed as the number of units of the applicable Underlying Currency for which one euro can be exchanged. As a result, the “High” values represent the weakest that the applicable Underlying Currency was relative to the euro for the given quarter, while the “Low” values represent the strongest that the applicable Underlying Currency was relative to the euro for the given quarter. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Brazilian real

		High	Low
2008	First Quarter	2.7650	2.5143
	Second Quarter	2.7221	2.4841
	Third Quarter	2.8369	2.3865
	Fourth Quarter	3.4193	2.6881

2009	First Quarter	3.2357	2.9057
	Second Quarter	3.0100	2.6917
	Third Quarter	2.8166	2.5818
	Fourth Quarter	2.6323	2.4972

2010	First Quarter	2.6281	2.3974
	Second Quarter	2.3981	2.1806
	Third Quarter	2.3380	2.1838
	Fourth Quarter	2.3931	2.2053

2011	First Quarter	2.3698	2.1771
	Second Quarter	2.3890	2.2604
	Third Quarter	2.5660	2.2067
	Fourth Quarter	2.5305	2.3673

2012	First Quarter	2.4375	2.2552
	Second Quarter	2.6524	2.3821
	Third Quarter	2.6657	2.4613
	Fourth Quarter	2.7772	2.5969

2013	First Quarter	2.7333	2.5279
	Second Quarter (through the pricing date)	2.9833	2.5787

Currency Market Index Target-Term Securities®	TS-12

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

Mexican peso

		High	Low
2008	First Quarter	16.9628	15.6002
	Second Quarter	16.7644	15.9231
	Third Quarter	16.5052	14.8333
	Fourth Quarter	19.3435	15.3527

2009	First Quarter	19.6320	17.9151
	Second Quarter	19.1326	17.0133
	Third Quarter	19.9236	18.2446
	Fourth Quarter	20.0181	18.3487

2010	First Quarter	18.7417	16.5945
	Second Quarter	16.7451	15.3284
	Third Quarter	17.1716	16.1242
	Fourth Quarter	17.4802	16.1165

2011	First Quarter	17.0868	15.7449
	Second Quarter	17.2723	16.4416
	Third Quarter	18.9768	16.4786
	Fourth Quarter	19.0052	18.0056

2012	First Quarter	18.0167	16.4304
	Second Quarter	17.7990	16.7997
	Third Quarter	16.8125	16.0799
	Fourth Quarter	17.2144	16.5362

2013	First Quarter	17.2598	15.7657
	Second Quarter (through the pricing date)	17.6695	15.6484

Currency Market Index Target-Term Securities®	TS-13

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

While historical information on the Exchange Rate Measure did not exist before the pricing date, the following graph shows the hypothetical monthly historical values of the Exchange Rate Measure from January 2008 through May 2013, based upon historical Exchange Rates of the Underlying Currencies as of the end of each month. For purposes of this graph, the value of the Exchange Rate Measure was set to 100 as of December 31, 2007 and the value of the Exchange Rate Measure as of the end of each month is based upon the hypothetical Ending Value as of the end of that month, calculated as described in the section “The Basket of Emerging Market Currencies” above. We obtained this historical data on the Exchange Rates for the Underlying Currencies from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

This historical data on the Exchange Rate Measure in the table and graph above is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the Exchange Rate Measure during any period set forth above is not an indication that the value of the Exchange Rate Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the values and trading pattern of the Exchange Rates.

Currency Market Index Target-Term Securities®	TS-14

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to the initial estimated value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the initial estimated value.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Exchange Rate Measure. As is the case for all our debt securities, including market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date was based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 Original Offering Price per unit and will depend on the performance of the Exchange Rate Measure. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Exchange Rate Measure, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements included a hedging-related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors — General Risks Relating to Currency MITTS” beginning on page S-10 and “Use of Proceeds” on page S-19 of product supplement FX MITTS-2.

Currency Market Index Target-Term Securities®	TS-15

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

Material U.S. Federal Income Tax Consequences

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the notes; if you are a secondary purchaser of the notes, the tax consequences to you may be different.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. This opinion assumes that the description of the terms of the notes in this preliminary term sheet is materially correct.

Under applicable U.S. Treasury Regulations governing debt instruments with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the notes will not be foreign currency denominated debt instruments because the “predominant” currency of the notes is the U.S. dollar. Accordingly, we will treat the notes as being denominated in U.S. dollars, and we will treat payments on the notes determined by reference to the performance of the Exchange Rate Measure as contingent payments under the special federal income tax rules applicable to contingent payment debt instruments. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the notes over their term based on the comparable yield for the notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Barclays has determined that the comparable yield for the notes is equal to 0.84% per annum, compounded semi-annually with a single projected payment at maturity of $10.169 based on an investment of $10.

If you purchase your notes for an amount that differs from the principal amount of the notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase). These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your notes, including information regarding obtaining the projected payment schedule for your notes and the tax consequences to secondary purchasers of the notes, please see the discussions under the heading “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments” in the accompanying prospectus supplement and under the heading “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement FX MITTS-2.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions (which would include debt of a foreign financial institution that is not regularly traded on an established securities market, and accordingly may include your notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The Internal Revenue Service has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

Non-U.S. Holders. Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations — Information Reporting and Backup Withholding —” in the accompanying prospectus supplement.

Currency Market Index Target-Term Securities®	TS-16

Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due June 26, 2015

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

“Market Index Target-Term Securities®” and “MITTS®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Currency Market Index Target-Term Securities®	TS-17